Exhibit 99.1

PARINGA EXECUTES DOCUMENTATION WITH TRIBECA FOR
US$56 MILLION DEBT FACILITY

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ:PNRL, ASX:PNL) is pleased to advise, further to its announcement on March 20, 2019, that it has executed a Term Facility Agreement with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent) and Tribeca Global Natural Resources Ltd (ASX:TGF) and the Tribeca Global Natural Resources Credit Funds (as lenders) for a US$56 million Term Loan Facility ("TLF"). The proceeds will be used to refinance existing debt, fund accelerated expansion at the Poplar Grove operations and for general working capital.

The first US$40 million tranche of the TLF is expected to be drawn in the coming days, following satisfaction of customary conditions precedent. Tranche 1 will refinance the Macquarie project loan facility and provide working capital at close. Drawdown of the second US$16 million tranche of the TLF is expected in the second half of 2019 subject to lenders discretion, satisfaction of certain ramp-up tests, and other customary conditions precedent. Tranche 2 will fund capital expansion of the 3rd mining unit at the Poplar Grove mine.

As part of the terms of the TLF, Paringa will issue 18 million options to the lenders upon first drawdown, each with a strike price of A$0.20 and expiring 4 years from date of issue. Subject to shareholder approval, Paringa will issue a further 7 million options to the lenders on the same terms, and 3 million shares to Argonaut for financial advisory services provided in relation to this debt financing.

A further announcement will be made once all conditions precedent under the Term Facility Agreement have been satisfied to achieve financial close and drawdown of the first US$40 million tranche of the TLF has occurred.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.